September 21, 2007

Mr. Leif Johansson
President and Chief Executive Officer
Volvo Corporation
S-405 08 Goteborg
Goteborg, Sweden

      Re: Volvo Corporation
             Form 20-F for the fiscal year ended December 31, 2006
             File No. 0-12828

Dear Mr. Johansson:

      We have completed our review of your Form 20-F and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief